EXHIBIT 99.94

The Board of Commissioners of the National Telecommunications Agency (Anatel) has decided today, October 23, 2007, in its 457th Meeting:

     a) To agree with the transfer of the indirect control of Telecom Italia S.p.A., indirect controlling entity of TIM Celular S.A. and TIM Nordeste S.A., to Telefonica S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A. and to Mediobanca S.p.A. - Banca di Credito Finanziario S.p.A., subject to the adoption of clauses in the corporate instruments that contemplate:

         1. A prohibition to Telefonica S.A., in the General Shareholders' Meetings, and to the members appointed by Telefonica S.A. to the Boards of Directors, the Officers or any body with equivalent function, to participate in, vote on or veto in the deliberations of Telco S.p.A., Olimpia S.p.A., Telecom Italia S.p.A. or any other company directly or indirectly controlled by Telecom Italia S.p.A., subjects that deal with matters related to the activities of such companies in rendering telecommunication services in the Brazilian market;

             1.1. The prohibition mentioned in item 1 above shall be expressly provided for with respect to the Class B shares, which are owned exclusively by Telefonica S.A.

         2. A prohibition to Telefonica S.A. to appoint members to the Boards of Directors, the Officers, or any bodies with equivalent functions of the companies directly or indirectly controlled by Telecom Italia S.p.A., established in Brazil, that render telecommunication services in the Brazilian market and their controllers;

         3. A prohibition in the relationships between the companies controlled by Telefonica S.A. and Telecom Italia S.p.A. that render telecommunication services in the Brazilian market, when established on terms other than those provided for in the Brazilian regulation of telecommunication services, as to:

             3.1. significant financing operation, either passive or active, under any format;

             3.2. the providing of guarantees, whether security interests, personal or any other kind;

             3.3. the transfer of assets under conditions, terms or values other than those practiced in the market;

             3.4.   the transfer of strategic technological know-how;

             3.5. the rendering of telecommunications or related services on favored or privileged terms;

             3.6. operating agreement that stipulates favored or privileged terms;

             3.7. the common use of resources, whether material, technological or human;

             3.8.   the joint contracting of goods or services;

             3.9. the execution of any legal instrument having as its subject the transfer of shares between the operators or the assignment of a right of first refusal related to the reciprocal transfer of shares;

             3.10. the adoption of a common brand, marketing or advertising strategy.

         4. Maintenance, in case there is a de-merger of Telco S.p.A., as provided in item 1.2 or item 11 of its Shareholders' Agreement, of all the conditions imposed to Telefonica S.A. in relation to Telecom Italia S.p.A. and its controlled and controlling entities, as well as the prohibitions in the relationships between companies controlled by Telefonica S.A. and Telecom Italia S.p.A. that render telecommunication services in the Brazilian market.

         5. Submission, for prior approval by Anatel, of a new formal legal instrument containing the same restrictions and prohibitions mentioned above, in case Telco S.p.A.'s Shareholders Agreement loses its validity, as well as in the case of a merger between Telco S.p.A. and Olimpia S.p.A.

         6. A prohibition to Telefonica S.A. to exercise control, either direct or indirect, over any company of the TIM Group in Brazil, in the manner determined by specific regulation in force in this country, even if Telefonica S.A. exercises its purchase option in case of a unilateral withdrawal provoked by another shareholder company.

         7. A determination that the preparers of the agendas for meetings of the Boards of Directors of Telco S.p.A., Olimpia S.p.A., Telecom Italia S.p.A. and Telecom Italia International N.V., their respective presidents, to separate the topics into separate agendas, being (i) one in which TE's participation, through the Board members that it appoints, is allowed, and (ii) another in which the participation of Board members appointed by TE is not allowed. In the meetings at which the participation of Board members appointed by TE is not allowed, the topics dealt with shall necessarily pertain to matters that deal with subjects related to the activities of the companies directly or indirectly controlled by Telecom Italia S.p.A., in rendering telecommunication services in the Brazilian market and to directly related topics, these latter being, necessarily, connected to the main topics as regards competition strategy, such as budgets for marketing campaigns and investment plans in product development, assets (LATO SENSU), instruments, all that, in sum, is directed towards the development of activities related to the activities of the companies directly or indirectly controlled by Telecom

             Italia S.p.A. in the rendering of telecommunication services in the Brazilian market.

     b) To order the companies of the TIM Group in Brazil, TIM Celular S.A. and TIM Nordeste S.A., to present to Anatel within thirty (30) days after the publication of the authorization Act, the corporate instruments that contain, unequivocally, the conditions established, as well as the adjustments arising from these conditions, under penalty of losing the effects of the authorization here proposed.

     c) To order the companies of the TIM Group in Brazil, TIM Celular S.A. and TIM Nordeste S.A., to forward, within thirty (30) days counted from the holding of the meetings of the Boards Directors of Telco S.p.A., Olimpia S.p.A., Telecom Italia S.p.A. or any other company directly or indirectly controlled by Telecom Italia S.p.A., a copy of the Agendas and of the Minutes, in Portuguese, of the meetings referred to in item 7 of point "a", above;

     d) To order that the Private Services Superintendency and the Public Services Superintendency jointly proceed with the analysis of the corporate instruments that unequivocally contemplate the conditions established, and submit it for approval by the Board of Commissioners.

In addition, there is:

     a) established a period of six (6) months for the parties to submit for Anatel's approval changes in the present proposal that guarantee the total separation [DESVINCULACAO] between Vivo and TIM Brasil (Tim Celular S.A. and TIM Nordeste S.A.);

     b) established a period of six (6) months, after the analysis and acceptance of the proposal of change mentioned in item "a", above, for the parties to implement them;

     c) ordered that in this interim, the parties obey the proposed safeguards, as well as others that may be established by CADE, in analyzing the Act of Concentration prepared by this Agency.